March 6, 2007



VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Effie Simpson

Re:      Noble Roman's, Inc. - Form 8-K filed February 28, 2007
         File No.: 0-11104

Dear Ms. Simpson:

We are in receipt of your letter dated March 2, 2007 regarding the Form 8-K filed February 28, 2007 by Noble Roman's, Inc., an Indiana corporation (the "Company"). We have set forth below the Staff comment in the comment letter followed by our response to the comment.

Exhibit 16:
----------

1. Please file an amended Form 8-K that includes all the information you included in Form 8-K filed on February 28, 2007 that includes a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K, as opposed to the resignation letter you provided.

Response:
--------

         We have filed today an amended Form 8-K that includes the all of the information in the previously filed Form 8-K together with a letter from the Company's former accountant, filed as Exhibit 16.1 to the amended Form 8-K, indicating that the former accountant agrees with the Company's disclosures in the Form 8-K.

Other:
-----

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

         o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Rolaine Bancroft
January 16, 2007
Page 2

         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response:
--------

         The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosures in its filings; (2) staff comments or changes to disclosure in response to staff comments in the Company's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

We trust the foregoing adequately addresses the comments in your letter dated March 2, 2007 but if you have any further questions or comments, please contact me at (317) 634-3377. Thank you in advance for your customary courtesies.

                                            Very truly yours,

                                            Noble Roman's, Inc.


                                            /s/ Paul W. Mobley,

                                            Paul W. Mobley,
                                            Chief Executive Officer and
                                            Chief Financial Officer